Michael L. Weiner Phone (303) 290-1638 Fax (303) 672-6511 mweiner@hollandhart.com

October 3, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:

H. Roger Schwall

Assistant Director

Dear Mr. Schwall:

Thank you for your letter of July 2, 2008.  In response to your various comments we have set out our following responses using the corresponding numbering to that of your comments.  For your convenience, we have included the Staff’s comments in their entirety in italics.

Form 20-F  for the Fiscal Year Ended June 30, 2007

Selected Financial Data, page 13

2.

We note your disclosure under this heading and also within footnotes two and eleven that “Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.”  Please note for US GAAP purposes, exploration costs should be expensed as incurred irrespective of whether or not proven and probable reserves have been determined.  Please modify your US GAAP accounting policy and disclosure as necessary throughout your filing.  In addition, please tell us the amount, if any, of exploration costs capitalized under US GAAP.

In response to the Staff’s comment, we confirm that the Company has in fact expensed all exploration costs as incurred for US GAAP purposes. In our annual report on Form 20-F for the financial year ended June 30, 2008 we have clarified the disclosure of our policy that for US GAAP purposes all explorations costs are expensed as incurred by adding the following language to the third paragraph of Selected Financial Data:

“Under US GAAP, all exploration expenditures are expensed as incurred”.

Holland & Hart LLP  Attorneys at Law

Phone (303) 290-1600  Fax (303) 290-1606  www.hollandhart.com

8390 E. Crescent Parkway  Suite 400  Greenwood Village, Colorado 80111

Aspen Billings Boise Boulder Carson City Cheyenne Colorado Springs Denver Denver Tech Center Jackson Hole Las Vegas Reno Salt Lake City Santa Fe Washington, D.C.

United States Securities and Exchange Commission October 3, 2008 Page 2

Operating and Financial Review and Prospects, page 55

3.

We note your disclosure that “Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.”  Please tell us how you recorded the costs incurred to date, and how you intend to record future costs.  In your response, please address Canadian and US GAAP, and the corresponding guidance supporting your policy.

In response to the Staff’s comment, we advise that the Company has made periodic option payments related to option agreements associated with concessions to mineral right interests and has also incurred exploration expenditures on the mineral right interests and made payments to maintain the Company’s right to explore these mineral right interests and earn its future right and option to acquire these concessions once all requirements under the option agreements have been satisfied.  Under these option agreements, the Company made payments under which it received in exchange an interest in the related mineral concessions. These purchases were capitalized to “unproven mineral right interests” on the consolidated balance sheet under both Canadian GAAP and US GAAP (EITF 04-2 and FSP SFAS 141-1 and SFAS 142-2).

Under Canadian GAAP, the Company follows CICA HB 3061, Accounting Guideline 11 and EIC 126 in accounting for mining and exploration activities where it is acceptable to capitalize the periodic option payments on a property by property basis to the extent that the Company considers the payments have the attributes of property, plant and equipment, subject to an assessment for impairment each period.

The Company will continue to apply these policies consistently in the future.

Controls and Procedures, page 89

4.

You disclose, with respect to the evaluation you performed at the end of the period covered by this report that “Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.”  Please note that Item 15(a) to Form 20-F  requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure.  Specifically, the term disclosure controls and procedures also includes controls that are “…designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items.  Please modify your officer’s conclusions to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report.

United States Securities and Exchange Commission October 3, 2008 Page 3

In response to the Staff’s comment, in our annual report on Form 20-F  for the financial year ended June 30, 2008, we have clarified that our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports that we file under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.  The Company used the following disclosure in Item 15 in connection with the effectiveness of our disclosure controls:

“Kimber, under the supervision and with the participation of Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of Kimber’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of June 30, 2008.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in Kimber’s reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Kimber’s reports filed under the Securities Exchange Act is accumulated and communicated to management, including Kimber’s Chief Executive Officer and Kimber’s Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon this evaluation, Kimber’s Chief Executive Officer and Chief Financial Officer concluded that Kimber’s disclosure controls and procedures were effective as of June 30, 2008.”

5.

We further note your disclosure on page nine of the Management’s Discussion and Analysis as of September 14, 2007 that you have disclosure controls and procedures in place “to provide reasonable assurance.”  Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your relevant officers have concluded that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise, and so state.  In this regard, modify your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

United States Securities and Exchange Commission October 3, 2008 Page 4

In response to the Staff’s comment, in our annual report on Form 20-F  for the financial year ended June 30, 2008, we have modified our disclosure in Item 15 to accurately reflect the Company’s conclusion that the Company’s internal control over financial reporting is based on a reasonable assurance level.  The Company used the following disclosure in Item 15 re the effectiveness of our internal control over financial reporting:

“Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f).  Kimber’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Kimber’s internal control over financial reporting includes those policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Kimber’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Kimber’s internal control over financial reporting as of June 30, 2008.  In making its assessment of internal control over financial reporting, Kimber’s management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, Kimber’s management concluded that Kimber’s internal control over financial reporting was effective.”

6.

You also state that there were no “significant changes” in your internal control over financial reporting during the year ended June 30, 2007.  Please note that Item 15(d) to Form 20-F requires you to disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the period covered by the annual report that has “materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.”  See also paragraph 4(d), number 12 to the Instructions as to Exhibits, within the Form 20-F .  Please review your disclosure and modify as appropriate.

United States Securities and Exchange Commission October 3, 2008 Page 5

In response to the Staff’s comment, in our annual report on Form 20-F  for the financial year ended June 30, 2008, we have deleted the word “significant” from our disclosure regarding changes in our internal control over financial reporting.  The Company provided the following disclosure in Item 15 in connection with the changes in internal control over financial reporting:

“There has been no change in Kimber’s internal control over financial reporting during the financial year ended June 30, 2008 that has materially affected, or is reasonably likely to material affect, Kimber’s internal control over financial reporting.”

Note 11. Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

7.

We note you present a separate line item on the face of your Consolidated Statements of Operations and Deficit for Stock-based compensation.  Please expand your disclosure under this heading, as contemplated by Item 17(c)(2) of Form 20-F, to indicate that the expense related to share-based payment arrangements are reported in the same line item or lines as cash compensation paid to the same employees.  Refer to SAB Topic 14:F for further guidance.

In response to the Staff’s comment, pursuant to Item 17(c)(2) of Form 20-F and SAB Topic 14:F, The Company added the following disclosure in its annual report on Form 20-F for the financial year ended June 30, 2008 in the note detailing Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP):

“For Canadian GAAP purposes, Kimber presents the amount of stock-based compensation recognized in the year as a separate line item in the statement of operations.  For US GAAP purposes, stock-based compensation is included in the line item where other related employee costs such as salary are recognized, which for Kimber is principally Salaries and benefits.”

8.

We note your disclosure within footnote 2(c) that “Proceeds from property option payments received by the Company are netted against the deferred costs of the related mineral rights, with any excess being included in operations.”  It appears this accounting policy would also result in a difference between Canadian and US GAAP.  In this regard, we would expect such proceeds to be included in other income.  Please expand your disclosure under this heading to identify this difference and tell us whether you present any proceeds as a reduction of the related mineral rights for US GAAP purposes.

United States Securities and Exchange Commission October 3, 2008 Page 6

In response to the Staff’s comment, we agree proceeds from property option payments would be included in other income under US GAAP, however since no option payments have been received in the periods reported in the Form 20-F, no US GAAP difference has been disclosed.  The Company added the following disclosure in the US GAAP note in its annual report on Form 20-F for the financial year ended June 30, 2008 to discuss this difference:

“Under Canadian GAAP Proceeds from property option payments received by the Company are netted against the deferred costs of the related mineral rights, with any excess being included in operations.  Under US GAAP proceeds from property option payments would be included in other income. Since no option payments have been received during the reporting period, there is no difference between Canadian and US GAAP.”

Exhibits 31.1. and 31.2

9.

We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act.  Refer to number 12 to the Instructions as to Exhibits within the Form 20-F for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate.  In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification.

We have modified the first line of the 302 certifications to delete “President and Chief Executive Officer” and “Chief Financial Officer” in our annual report on Form 20-F for the financial year ended June 30, 2008.

Engineering Comments

General

10.

Please modify your commission filing number on the cover of your filings to read 001-32712, which was assigned in conjunction with your filing of the Form 8-A registration statement on December 21, 2005.

In response to the Staff’s comment, we have modified our commission filing number in our Form 20-F for the financial year ended June 30, 2008 and will continue to use such number in our future filings with the Securities and Exchange Commission.

United States Securities and Exchange Commission October 3, 2008 Page 7

11.

We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources.  If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language, in bold type:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

In response to the Staff’s comment, we have modified our website at www.kimberresources.com, to add the cautionary language recommended by the Staff.  The cautionary language is located under the Investor Centre tab and the Site Map tab on our website under the Cautionary Statements sub-tab. Please note that there is also a link to the Cautionary Statements at the bottom of each page of the website.

We will also add the cautionary language to our future press releases which discuss our mineral deposits.

Exploration, page 52

12.

Please expand your disclosure concerning your exploration plans for your properties to address the following points.

•

Disclose a brief geological justification for each of the exploration projects written in non-technical language.

United States Securities and Exchange Commission October 3, 2008 Page 8

In response to the Staff’s comment with respect to geological justification for each exploration property, on page 51 in our annual report on Form 20-F for the financial year ended June 30, 2008, we included a brief geological justification for each exploration property and propose to insert the following disclosure:

“Exploration - Summary by Project

Monterde Property

During the time that Kimber has held the Monterde Property and particularly in the last five years considerable work has been carried out on the Monterde Property and in particular on the three principal areas of the Monterde Property detailed below being Carmen, Veta Minitas and Carotare.  Kimber has conducted, among other geologic and engineering procedures, surface sampling, mapping, and an exploratory drill program.   The surface sampling and mapping show geologic formations that would indicate the presence of gold and silver mineralization.  Kimber’s exploratory drilling program has provided good results for gold and silver mineralization in potentially large areas.  Based on these procedures, Kimber believes that there is sufficient gold and silver contained at Carmen, Veta Minitas and Carotare to justify further exploration.  For further details on each property please see each of the summaries below.

Setago Property

Kimber has at this time carried out very early stage analysis on the Setago Property but has not carried out in-depth geological analysis of the property.  Kimber believes this property warrants further exploratory investigation because parts of the surface exhibit characteristics which can be indicative of gold-silver mineralization below ground.  Kimber will be assessing the extent of future geological procedures to be carried out on the Setago Property in the near term.

Pericones Property

Kimber has conducted early stage exploration work on Pericones during 2008.  These procedures showed indications of silver mineralization.  Kimber believes that these results indicate the potential to find further evidence of silver in the property area where Kimber holds mineral concessions.  At this stage mapping, sampling and geological assessments are taking place with a decision on drilling to be made once all initial assessments are complete.”

United States Securities and Exchange Commission October 3, 2008 Page 9

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

In response to the Staff’s comment, on pages 51 and 52 in our annual report on Form 20-F for the financial year ended June 30, 2008, we have clarified our disclosure as follows:

“Exploration - Timetable and Budget by Property

Monterde Property

Most of the geological staff are working on developing our geologic assessment of the three main areas of the Monterde Property, being Carmen, Veta Minitas and Carotare.  Costs to be spent on Monterde between October 1 and December 31, 2008 are estimated to be under $750,000.  These costs would include salaries and benefits for geologists, engineers, camp worker and others, camp supplies, camp running costs, survey fees, consulting fees and other exploration related costs with no drilling anticipated before 2009.  Exploration budgets for this project in 2009 are contingent on the results of Kimber’s analysis of the geology of the three main areas of the Monterde Property during the remainder of 2008.  Once this work is complete, Kimber will review the results of this work along with its existing geologic data before finalizing expenditure plans for the three months ended March 31, 2009 and the remainder of 2009.  If the results are positive, Kimber will seek to perform further exploration work including drilling, the size and cost of which are contingent on the results of the exploration work.

Setago Property

The geologic review of the Setago Property between October 1, 2008 and December 31, 2008 is expected to involve costs of under $30,000 including salaries and benefits for geologists, travel costs, supplies and other exploration related costs with no drilling anticipated before 2009.  Exploration budgets for this project in 2009 are contingent on the results of Kimber’s analysis of the exploration work during the remainder of 2008.  Once this work is complete, Kimber will review the results of this work along with its existing geologic data before finalizing expenditure plans for the three months ended March 31, 2009 and the remainder of 2009.  If the results are positive, Kimber will seek to perform a modest exploratory drill program, the size of which cannot be determined at this time.

United States Securities and Exchange Commission October 3, 2008 Page 10

 Pericones Property

The geologic review of Pericones between October 1, 2008 and December 31, 2008 is expected to involve costs of under $100,000 including salaries and benefits for geologists, sampling and assay costs, survey fees, travel costs, supplies and other exploration related costs with no drilling anticipated before 2009.  Exploration budgets for this project in 2009 are contingent on the results of Kimber’s analysis of the exploration work during the remainder of 2008.  Once this work is complete, Kimber will review the results of this work along with its existing geologic data before finalizing expenditure plans for the three months ended March 31, 2009 and the remainder of 2009.  If the results are positive, Kimber will seek to perform further exploration work including drilling, the size and cost of which are contingent on the results of the exploration work.”

•

If there is a phased program planned, briefly outline all phases.

In response to the Staff’s comment, please refer to the response above.

•

If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

In response to the Staff’s comment, please refer to the response above.

•

Disclose how the exploration program will be funded.

In response to the Staff’s comment, the funding of the Company’s exploration programs will continue to rely on the sale of the Company’s securities.  Disclosure in this regard is contained in the Company’s annual report on Form 20-F for the financial year ended June 30, 2007 at pages 18, 20, 59, and 62 and in the Company’s new annual report on Form 20-F for the financial year ended June 30, 2008 at pages 18, 20, 62 and 63.

•

Identify who will be conducting any proposed exploration work, and discuss their qualifications.

In response to the Staff’s comment, at the present time all exploration work is under the management and direction of P. H. Marius Maré, Vice President, Exploration of the Company.  Mr. Maré is a registered Professional Geologist with over twenty years of mineral exploration experience. He is a graduate of the University of Manitoba and has worked in senior positions for major mining companies including Noranda Mines Ltd., Phelps Dodge International Corp. and Placer Dome, Inc. The actual individuals conducting the exploration work will depend on the availability of senior geological staff at the time specific work is to be carried out.  We have clarified this information in our disclosure on page 54 in our annual report for the financial year ended June 30, 2008 as follows:

United States Securities and Exchange Commission October 3, 2008 Page 11

“Currently the senior geologist who will conduct the exploration programs are:

P.H. Marius Maré, a registered Professional Geologist with over twenty years of mineral exploration experience  -  He is a graduate of the University of Manitoba and has worked in senior positions for major mining companies including Noranda Mines Ltd., Phelps Dodge International Corp. and Placer Dome, Inc.   He is directly responsible for all mineral exploration for Kimber Resources and is assisted by senior geologists Pedro Cruz and Ricardo Contreras.

Pedro Cruz , the Chief Geologist for the Company - He has over twenty years of exploration experience with Canadian, American and Mexican mining companies, including Hecla Mining and FMC Gold. He is a graduate of the University of Sonora.

Ricardo Contreras, a senior geologist with the Company - Mr. Contreras is a graduate of the University of Sonora with over twenty years of mineral exploration experience. Mr. Contreras has worked for Industrias Penoles S.A. de C.V. as well as Teck-Cominco Limited among other mining companies.”

Please contact me if you have any additional questions or comments.  Thank you.

Sincerely,

/s/ Mike Weiner

Michael L. Weiner

for Holland & Hart LLP

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